Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114
September 14, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-7010
Attention:	Jay Ingram, Legal Branch Chief Jessica Kane, Attorney
Re:	Ferro Corporation Registration Statement on Form S-3 Filed August 6, 2009 File No. 333-161136

Quarterly Report on Form 10-Q For the Quarterly Period Ended June 30, 2009 Filed August 4, 2009 File No. 001-00584
Ladies and Gentlemen:
     Ferro Corporation, an Ohio corporation (collectively, the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 1, 2009 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3, filed August 6, 2009, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009. Today, in connection with the response to the Comment Letter, the Company is filing amendment no. 1 to the Registration Statement on Form S-3 (the “Amendment”).
     Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Registration Statement on Form S-3
General
1.	We note your reference to units in footnotes 10 and 11 to the Registration Fee Table. However, these units are not listed in the Registration Fee Table or the Prospectus Cover Page. If you are registering units, please list them accordingly, provide a description of the units you may offer pursuant to Item 202(d) of Regulation s-K, and arrange for counsel to opine on the legality of the units.

Securities and Exchange Commission
September 14, 2009

Response:
We have listed the units in the Registration Fee Table and the Prospectus Cover Page and have provided a description of the units under the caption “Description of the Units” in the Amendment. Additionally, our counsel has provided an opinion on the units as Exhibit 5.1 to the Amendment.
Information We Incorporate By Reference, page 1
2.	Please revise this section to include the Form 8-K filed on August 17, 2009.
Response:
We have revised the “Information We Incorporate By Reference” section in the Amendment to include the Form 8-K filed on August 17, 2009.
Exhibits, page II-2
3.	Please revise the exhibit list to include a reference to the Preferred Stock Certificate of Designation.
Response:
We have revised the exhibit list in the Amendment to include a reference to the Preferred Stock Certificate of Designations.
Exhibit 5.1 — Opinion of Jones Day
4.	Please file the legal opinion relating to the unallocated shelf offering. Also confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Compliance Disclosure Interpretations — Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.
Response:
We have filed as exhibit 5.1 to the Amendment a legal opinion relating to the unallocated shelf offering. We also understand that an updated unqualified legal opinion of counsel should be filed with respect to the securities being offering for each sale of the securities registered in the Registration Statement on Form S-3.
Form 10-Q for the Quarterly Period Ended June 30, 2009
Exhibits 31.1 and 31.2 — Section 302 Certifications

Securities and Exchange Commission
September 14, 2009

5.	In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d). Please represent that you will comply with this comment in all future annual and quarterly reports.
Response:
In future annual and quarterly reports, we will file our certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which will include the phrase “(the registrant’s fourth quarter fiscal quarter in the case of an annual report)” in paragraph 4(d) of the certifications.
* * *
     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-875-6245 or by facsimile at 216-875-7275.

Sincerely,
/s/ Mark H. Duesenberg
Mark H. Duesenberg, Esq.
Vice President, General Counsel and Secretary